                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                                  Rule 13d-101
                              --------------------

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 9)

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                             RODNEY D. JOSLIN, ESQ.
                                MCGUIREWOODS LLP
                              77 WEST WACKER DRIVE
                                   SUITE 4400
                                CHICAGO, IL 60601
                                 (312) 849-3699


                                December 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: / /


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 74158J 10 3

1.   NAME OF REPORTING PERSON: Michael W. Reschke
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO, BK, PF, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES                   7.   SOLE VOTING POWER - 474,917*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 8,322,990*

                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 455,057*

                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER-8,322,990*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      / /


                         (Continued on following pages)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

14.  TYPE OF REPORTING PERSON - IN


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 74158J 10 3

1. NAME OF REPORTING PERSON: Primestone Investment Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          BK, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 7,944,893*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 0
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 7,944,893*
                                   ---------------------------------------------
                                   10.     SHARED DISPOSITIVE POWER - 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.  TYPE OF REPORTING PERSON - PN


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 74158J 10 3

1.   NAME OF REPORTING PERSON: PG/Primestone, L.L.C.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893*
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.  TYPE OF REPORTING PERSON - OO


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 74158J 10 3

1.   NAME OF REPORTING PERSON: The Prime Group, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                   7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH              ---------------------------------------------
                                   8.   SHARED VOTING POWER - 7,944,893*
                                   ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER - 0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER - 7,944,893*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.  TYPE OF REPORTING PERSON - CO

     This Amendment No. 9 to Schedule 13D ("Amendment No. 8") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI originally filed on March 8, 2000, as amended by Amendment No. 1 to Schedule 13D filed on October 23, 2000, by Amendment No. 2 to Schedule 13D filed on August 24, 2001, by Amendment No. 3 to Schedule 13D filed on September 4, 2001,


                         (Continued on following pages)
by Amendment No. 4 to Schedule 13D filed on September 21, 2001 by Amendment No. 5 to Schedule 13D filed on October 12, 2001, by Amendment No. 6 to Schedule 13D filed November 14, 2001, by Amendment No. 7 to Schedule 13D filed November 21, 2001 and by Amendment No. 8 to Schedule 13D filed December 12, 2001 (collectively, the "Schedule 13D"), with respect to the Common Shares of the Issuer. This Amendment No. 9 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

     Primestone acquired the Common Units for investment purposes and to facilitate the formation of the Issuer. Reschke acquired his Common Shares for investment purposes. PGI acquired the Common Units it contributed to Primestone for investment purposes and to facilitate the formation of the Issuer. PG LLC has not directly acquired any securities of the Issuer or Prime Group Realty, L.P., the operating partnership of the Issuer (the" Operating Partnership").

     On September 28, 2000, Vornado PS, LLC ("Vornado") made a $62,000,000 subordinated loan (the "Vornado Loan Agreement") to Primestone secured by a pledge of the 7,944,893 Common Units held by Primestone in the Operating Partnership. The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange. Repayment under the Vornado Loan Agreement is guaranteed by Prime International, Inc., PGI, PGLP, PGLPI and Prime Group II, L.P. (the "Guarantors"), which are affiliates of Primestone. The Vornado Loan Agreement is subordinate to a loan (the "Amended and Restated Prudential Credit Agreement") that was made in the original principal amount of $40,000,000 in November 1997 by Prudential Securities Credit Corporation, and was later assigned to its affiliate, P-B Finance Ltd. ("PBF"). Repayment under the Amended and Restated Prudential Credit Agreement is secured by a pledge of the same 7,944,893 Common Units that secure repayment under the Vornado Loan Agreement and is guaranteed by the Guarantors.

     On August 22, 2001, Cadim, inc. ("Cadim"), Michael W. Reschke ("Reschke"), PGI, Primestone, PG-VI, PG LLC and PGLP (sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding (the "Original MOU") relating to a possible strategic transaction involving the Issuer and a loan to Primestone (the "Transactions"). On August 30, 2001, Cadim and the PGI Parties executed an Amended and Restated Memorandum of Understanding (the "Amended MOU") which amended and restated the Original MOU. Also on August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement, which was amended on September 14, 2001, by Amendment No. 1 thereto (as amended, the "Amended PGI Standstill Agreement"). On October 10, 2001, Cadim agreed to release the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, and the PGI Parties agreed to release Cadim from certain confidentiality obligations set forth therein. On October 23, 2001, the Issuer announced that Cadim and PGI had informed the Issuer that Cadim and PGI had ceased negotiations relating to the proposed acquisition of the Issuer.

     According to the Schedule 13D filed with the Securities and Exchange Commission by the Vornado Realty Trust filing group on November 2, 2001 (the "Vornado 13D"), Vornado acquired the Amended and Restated Prudential Credit Agreement from PBF on October 31, 2001. Defaults have been asserted under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, and Vornado has commenced foreclosure proceedings against the Common Units securing those loans. Primestone has taken the position that the loans in question were not in default at the time these defaults were asserted.


                         (Continued on following pages)

     Vornado stated that it intended to offer such Common Units at public auction (the "Foreclosure Auction") pursuant to the foreclosure provisions of the Uniform Commercial Code on November 20, 2001, and that Vornado or any of its affiliates may bid at the Foreclosure Auction.

     On November 19, 2001, Vornado filed a complaint against Primestone in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Chancery Court") for declaratory and injunctive relief (Vornado PS, L.L.C. v. Primestone Investment Partners, L.P., C.A. No. 19264) (the "Vornado Action"). In the complaint, Vornado alleges that Primestone and its affiliates have interfered with and are continuing to contest Vornado's right to enforce its security interest in the Common Units, and seeks an order enjoining Primestone and its affiliates from interfering with the enforcement process, decreeing specific performance of certain contractual rights, a declaration regarding certain other contractual rights, a declaration establishing that the sale process Vornado has used in the Foreclosure Auction is commercially reasonable, and an award of fees, costs, and expenses pursuant to a series of contractual provisions. Primestone disputes Vornado's allegations and intends to vigorously defend itself against this action to the extent necessary.

     On November 19, 2001, Primestone filed a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware (case number 01-11355-MFW) under Chapter 11 of title 11 of the United States Code. The filing of this bankruptcy petition had the effect of staying the Foreclosure Auction and the Vornado Action.

     Also on November 19, 2001, according to the Schedule 13D filed with the Securities and Exchange Commission by the Cadim inc. filing group on November 27, 2001 (the "Cadim 13D"), Cadim Acquisition, LLC, an indirect wholly owned subsidiary of Cadim, paid Vornado $49,989,240 for (a) an undivided fifty percent participation interest in the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement held, directly or indirectly, by Vornado and Vornado Realty, L.P. and (b) a contribution to a possible joint effort with Vornado with respect to a possible strategic transaction relating to the Issuer.

     On December 10, 2001, PGI, PGLP, PG LLC, Prime Group II, L.P., Prime Group IV, L.P, PG-VI, PGLPI and Prime International, Inc., filed a complaint against Cadim, Caisse de Depot et Placement du Quebec, Cadim Acquisition, LLC, MacGregor Associates, Ltd., and John Parsons in the Circuit Court of Cook County, Illinois County Department, Chancery Division, for equitable relief and actual and punitive damages of an amount in excess of $150,000,000 arising out of the defendants' conduct relating to the Transactions (the "Cadim Action").

     On December 18, 2001, the bankruptcy petition was dismissed and, as a consequence, the automatic stay of the Foreclosure Auction and the Vornado Action was lifted. Primestone intends to appeal the dismissal of the bankruptcy petition and to request that the automatic stay be reinstated pending appeal.

     On December 20, 2001, the Cadim Action was amended to add Vornado, Vornado Realty, L.P. and Vornado Realty Trust as defendants and to add Primestone as a plaintiff. In addition, the amended Complaint seeks a temporary restraining order, preliminary injunction and permanent injunction barring Cadim and Vornado from foreclosing on the Common Units.

     Also on December 20, 2001, the Delaware Chancery Court issued a temporary restraining order (the "TRO") enjoining Primestone and its affiliates from prosecuting or proceeding with any lawsuit that seeks to block the Foreclosure Auction or interfere with Vornado's right to enforce its security interest in the Common Units. The TRO will remain in effect until January 9, 2002, on which date the Delaware Chancery Court has scheduled a hearing on the TRO. The TRO does not prevent Primestone from seeking in the Vornado Action in the Delaware Chancery Court to contest the Foreclosure Auction or to challenge Vornado's right to enforce its security interest in the Common Units.

     According to an amendment to the Vornado 13D filed with the Securities and Exchange Commission on December 19, 2001, Vornado intended to conduct the


                         (Continued on following pages)

Foreclosure Auction on or about January 9, 2002. By letter dated December 20, 2001, Vornado informed Primestone that Vornado now intends to hold the Foreclosure Auction on or about January 22, 2002.

     Because each of Reschke, Primestone, PG LLC and PGI believe that the value of the Common Units is substantially greater than the amounts outstanding under the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, each of them will continue to assess his or its position in relation to Vornado, Cadim and the Issuer, and, depending on various factors and subject to the TRO and contractual agreements with Vornado, Cadim and/or the Issuer to which he or it is a party, may: (i) further contest the Foreclosure Auction or the right of Vornado to proceed with the Foreclosure Auction, (ii) pursue other legal or equitable procedures or proceedings as he or it may deem to be appropriate in the circumstances, (iii) dispose of all or any portion of the Common Units, Common Shares or other securities of the Issuer or the Operating Partnership in a manner consistent with applicable laws, (iv) acquire other Common Units, Common Shares or other debt or equity securities of the Issuer or its subsidiaries, in the open market, in private transactions or otherwise, (v) seek to engage, by itself or with one or more additional parties, in one or more extraordinary transaction, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries, or purchases or sales of a material amount of the assets of the Issuer or any of its subsidiaries, (vi) engage in discussions with the management and/or significant shareholders of the Issuer, or otherwise make a plan or proposal with respect to any of the foregoing, or (vii) take any other action which it may deem to be appropriate under the circumstances.

     It is possible that the Reporting Persons may from time to time formulate preliminary plans or proposals of one sort or another with respect to a possible strategic transaction relating to the Issuer. The Reporting Persons do not expect to amend this Schedule 13D with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

     In addition, Reschke and PGI may acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes.

     A Joint Filing Statement is listed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------
Exhibit 99.1        Joint Filing Statement, dated March 8, 2000, by each of
                    Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                    L.L.C. and Primestone Investment Partners L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by
                    Michael W. Reschke, PG/Primestone, L.L.C., Primestone
                    Investment Partners L.P., and The Prime Group, Inc.

                    Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                    Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule
                    13d-4 under the Exchange Act of 1934, as amended (the
                    "Exchange Act"), each of the Reporting Persons declares that


                         (Continued on following pages)
                                  Page 9 of 14

                    the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of
                    Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.


                         (Continued on following pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        /s/ Michael W. Reschke
                                        ----------------------------------
                                        Michael W. Reschke

                                        Dated: December 21, 2001


                         (Continued on following pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIMESTONE INVESTMENT PARTNERS L.P.

                                        By:  PG/Primestone, L.L.C.,
                                             its general partner

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                        ----------------------------------------
                                        Name:  Michael W. Reschke
                                        Title: President

                                        Dated: December 21, 2001


                         (Continued on following pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PG/PRIMESTONE, L.L.C.

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                             Name: Michael W. Reschke
                                             Title: President

                                        Dated: December 21, 2001


                         (Continued on following pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        THE PRIME GROUP, INC.

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                             Name: Michael W. Reschke
                                             Title: President

                                        Dated: December 21, 2001